DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

April 11, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, NE
Washington, D.C. 20549-4631

Attention:	Craig Slivka
Division of Corporation Finance

Dear Sirs:

Re:	Degaro Innovations Corp.
Pre-effective Amendment No. 2 to Registration Statement on Form S-1
Filed January 25, 2011
File No. 333—169770

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated February 11, 2011 (the "Comment Letter") regarding the above-referenced Registration Statement of Degaro Innovations filed with the Commission on January 25, 2011.

General

1.

We considered the response to prior comment 1 and continue to believe for the reasons stated previously that Degaro Innovations' proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Additionally, we note the disclosure on page 44 that Degaro Innovations does not have any arrangements to complete any private placement financings to meet its cash requirements for the next 12 months. Further, disclosure on page 44 states that Degaro Innovations' primary priority for the next 12 months will be to retain its reporting status with us and that Degaro Innovations must first ensure that it has sufficient capital to cover its legal and accounting expenses before focusing on product acquisition, testing and servicing costs and marketing and advertising of its products. As requested previously, please revise the registration statement to comply with Rule 419.

Response: The Registrant again respectfully disagrees with the Commission’s insistence that the Registrant is a blank check company. According to the language of Rule 419, a blank check company: “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…”

The Registrant notes that the commission has not provided authority issued by the Commission which provides either a definition of “specific” in the context of Rule 419, or which allows for an analysis of the registrant’s current business plan to determine whether that plan complies with any parameters as to specificity.

DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

Though true that the Registrant does not have any definitive arrangements to fund its operations, it believes that it can start generating revenues and retaining earnings within a short period of time. Additionally, the Registrant’s management believes that they will be more able to raise capital for the Registrant once the Registrant is a reporting company. If the Registrant has limited capital, it wants to ensure that it meets its reporting obligations as it believes that there is significant value in being a publicly reporting company. The Registrant believes that it will be more difficult to attract the necessary capital to continue operations if it fails to meet its obligations as a reporting company. This disclosure was not meant to suggest that the Registrant is not serious about pursuing the business as set out, but to give investors an idea of the priorities given to available funds. The Registrant does not believe that a lack of funding can be determinative in the determination of blank check status.

Additionally, the Registrant’s sole director and officer is willing to fund the initial operations of the registrant until sufficient funds are raised.

The Registrant continues to expand its business operations and will shortly be generating revenue. The Registrant attaches to this response an executed purchase and sale agreement, dated March 18, 2011, which will be filed as a material agreement with the next amendment to the Registrant’s S-1 Registration Statement. You will find that the agreement obligates a third party company located in Jamaica to purchase a total of $36.328.50 worth of equipment from the Registrant.

The Registrant believes that it has a very well defined business plan and business purpose and is continuously developing its operations and putting its business plan into effect.

2.

We considered the response to prior comment 3. Notwithstanding the distribution agreement entered into with Schezhen Commonpraise Co., Ltd., Degaro Innovations must raise cash to begin its operations and does not have any arrangements to complete any private placement financings to meet its cash requirements for the next 12 months. As requested previously, please revise the disclosure throughout the registration statement to state that Degaro Innovations currently is a shell company. Further, please revise the related Rule 144 disclosure to reflect that Degaro Innovations currently is a shell company.

Response: The Registrant does not believe that it is a shell company as it has beyond nominal operations. The Registrant’s officer and director is constantly working to improve the registrant’s distribution network and recently entered into the sale agreement referenced above. Given the nature of the Registrant’s operations and statements by the commission that the shell definition was not meant to encompass start up companies, the Registrant must disagree with the shell characterization.

Additionally the Registrant has spent $12, 370 on equipment purchases as of January 31, 2011 and in addition, the Registrant is in the process of hiring 2 sales staff to assist in the Registrant’s sales and marketing initiatives of its solar systems. The Registrant is looking to hire or contract out a full time installer to assist with the installation and after sales service and maintenance of the solar systems which the Registrant believes will cost approximately $3,500 per month.

DEGARO INNOVATIONS INC.
Lot 107, Roaring River,
Steer Town PO, St. Ann, Jamaica
(876) 347-9493

The Registrant also expects to spend about $5,000 for office and after sales premises to be operational and to support its most recent purchase order contract which total $36.328.50 worth of solar equipment.

These activities of sales, operations, and assets are not indicative of a shell company.

Yours truly,

/s/ Sheryl Briscoe

Sheryl Briscoe

PURCHASE AND SALE AGREEMENT
FOR
EQUIPMENT
BETWEEN
Degaro Innovations Corp., and N.A.T. Enterprise.

THIS PURCHASE AND SALE AGREEMENT is entered into this 18th day of March, 2011, by and between N.A.T. Enterprise (hereinafter "Buyer"), a company based at Main Street, Steer Town P.O. St. Ann, Jamaica, and Degaro Innovations Corp., (hereinafter "Company"), a Nevada corporation, at Lot 107 Roaring River Steer Town P.O St. Ann J.W.

RECITALS:

     WHEREAS, Company is in the business of selling solar equipment; and

     WHEREAS, Buyer desires to purchase solar equipment for residential and commercial use.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants contained therein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, it is mutually agreed and covenanted by and between the parties to this Agreement, under seal, as follows:

1. Sale of Equipment. Company hereby sells to Buyer and Buyer hereby purchases from Company the equipment described on Exhibit A attached hereto and incorporated herein, (hereinafter "Equipment"). Such Equipment shall be shipped FOB China port (as hereinafter defined in Paragraph 6), freight pre-paid and absorbed by Buyer.

2. Purchase Price. Buyer shall pay to Company for the Equipment and for all obligations specified herein, as full and complete consideration therefore, the sum of Thirty Six thousand, two hundred and thirty eight US Dollars and Fifty cents (USD$36,238.50) FOB China Port (hereinafter "Purchase Price").

3. Payment. Payment of the Purchase Price shall be made by Buyer to Company in accordance with the following schedule:

     A. Ten Percent (10%) of the Purchase Price within thirty (45) days after the execution of this Agreement; and

     B. Ninety Percent (90%) of the Purchase Price within thirty (30) days after Delivery of the Equipment (as defined in Paragraph 7 of the Agreement); and

     All invoices submitted to Buyer by Company shall list the items of Equipment purchased.

4. Taxes and Duties. The Buyer shall be responsible for any sales, use, property, gross receipts, or similar taxes and duties levied against any party to this Agreement.

5. Site Evaluation. At no cost or expense to Buyer, Company shall furnish Buyer with site preparation analysis, which shall include, but not be limited to, power, permits, licenses, and operational considerations with respect to the Equipment. Company's personnel shall coordinate their activities with and avoid interference with Buyer's employees and construction contractors working to prepare the Installation Site (as hereinafter defined) for receipt of the Equipment. A pre-installation instruction manual will be provided to Buyer by Company upon request.

6. Site Preparation. Buyer shall be responsible for preparing a site suitable for the installation and operation of the Equipment or the Buyer can request from the Company at extra costs for the Company to assist the Buyer with installation and after sales service. (hereinafter "Installation Site").

7. Delivery. Delivery of the Equipment to Buyer by Company, at the Buyer’s sole cost and expense, shall be shipped after receipt of a purchase order and Bill of Lading (hereinafter "Delivery Date"). The Equipment shall be packaged appropriately and all cartons shall be clearly stamped with Buyer's Purchase Order Number. Buyer must be able to identify easily all items of the Equipment contained within each carton. Delivery of the Equipment in an undamaged condition to Buyer's Installation Site shall constitute "Delivery" to Buyer. Risk of loss during transit shall remain with Company.

     A packing slip indicating each item and item quantity shipped shall accompany every shipment.

     The purchase order number must also appear on all packing slips, invoices and correspondence.

     All items "not found" shall be noted and the anticipated availability of the items shall be indicated clearly on the packing list. No substitutions shall be made without prior authorization by Buyer's Corporate Purchasing.

8. Installation. At the request and cost to the Buyer the Company shall install the Equipment at the Installation Site in accordance with the installation schedule outlined in Exhibit B attached hereto and incorporated herein (the "Installation Schedule"), and connect the same to the safety switches or electrical outlets to be provided and at the cost to the Buyer. The Buyer shall be responsible for all costs associated with delivery and installation of the Equipment. Time is of the essence to this Agreement.

     The Buyer and Company shall comply with all permits and licenses required by Federal, State, or local authorities in connection with the delivery and installation of the Equipment.

9. Testing and Certification. Upon completion of installation of the Equipment, Company shall perform prescribed tests to determine that the Equipment is operating

10. Acceptance. “Acceptance" of the Equipment shall be deemed to occur on the date when, the Equipment is delivered to the Buyer's Installation Site.

11. Termination. The Buyer reserves the right to terminate this Purchase Order in the event that it is not satisfied with the testing of the Equipment located at the Company’s test site (“Test Site”). The Buyer must have reasonable grounds to terminate this purchase order and the Buyer has the right to test the Equipment to ensure that the Equipment conforms to the Specifications, and has continuously operated in compliance with the Specifications for thirty (30) days after Equipment has been installed at the Test Site.

12. Training. Prior to Acceptance of the Equipment or at such other time as the parties may mutually agree, Company shall provide, at no cost or expense to Buyer, training in operation of the Equipment for employees designated by Buyer.

     Two (2) copies of operator and service instruction manuals are to be provided to Buyer by Company, the latter to include electrical and mechanical schematics, and parts and current price lists.

13. Equipment Warranty. The warranty provided to Buyer by Company with respect to the Equipment is set forth as follows:

A.	The Company hereby warrants to the Buyer that the Products delivered under this agreement will be free from defects in material and workmanship.

B.	The Company hereby warrants to the Buyer that the Products delivered under this agreement will carry the following warranties:

i.	Solar panels: 5 Years

ii.	Batteries: 1 Year

iii.	Controller and inverter: 1 Year

The warranty period shall commence upon Acceptance of the Equipment.

14. Indemnification.

     A. Company shall indemnify and hold Buyer its trustees, officers, employees, and agents harmless from any loss, lawsuit, liability, damage, cost and expense (including reasonable attorneys' fees) which may arise out of or result from (i) claims by third persons against Buyer that the Equipment has caused damage to property or bodily injury (including death); or (ii) the acts or omissions of the Company, its agents or employees in connection with this Agreement; or (iii) any defects in any Equipment supplied by the Company; or (iv) any breach or default in the performance of the obligations of Company hereunder including any breach of warranty. Company's indemnification obligations hereunder shall not apply to the extent that any claim is caused by the negligence or misconduct of Buyer.

     B. The invalidity, in whole or in part, of any of the foregoing paragraph will not affect the remainder of such paragraph.

15. Default by Company. Upon the occurrence of any of the following events, and except as is otherwise provided for in this Agreement, Company shall be deemed to be in default under this Agreement if:

     A. Company fails or defaults in the performance of any material obligation or covenant under this Agreement and does not correct or substantially cure such failure, default, or breach within thirty (30) days from and after Company's receipt of written notice from Buyer of such default or breach; or

     B. Any material representation or warranty made by Company hereunder is breached and remains uncured from and after thirty (30) days following Company's receipt of written notice from Buyer of such breach.

If any event of default occurs and is not cured within any applicable period specified above, Buyer, at its sole option, may employ any remedy then available to it, whether at law or in equity, including, but not limited to, the following:

     A. Proceed by appropriate court action to enforce performance by Company of the applicable covenants and obligations of this Agreement and to recover damages for the breach thereof, and/or to enforce the indemnification set forth in Paragraph 15 hereof; or

     B. Terminate this Agreement as to all or any part as Buyer in its sole discretion may determine; or

     C. Pursue any other rights or remedies available to Buyer under the laws of the State of Nevada.

16. Default by Buyer. Default by Buyer in payment (except in the case of a bona fide dispute) or performance of any material duty or obligation under this Agreement, shall, at the sole option of Company, if the default is not cured within thirty (30) days from and after Buyer's receipt of written notice from Company of the default, constitute a default of this Agreement. In such an event, Company, at its sole option, may employ any remedy then available to it, whether at law or in equity, including, but not limited, to the following:

     A. Withhold performance or further performance hereunder until all such defaults have been cured, provided, however, that Company shall continue to perform hereunder in the event of a bona fide payment dispute, which has been communicated to Company; or

     B. Pursue any other rights and remedies available to Company under the laws of the State of Nevada.

17. General.

     A. Compliance with Laws. Company shall perform this Agreement in compliance with all applicable Federal, State, and local laws, rules, regulations, and ordinances, and represents that it shall have obtained all licenses and permits required by law to engage in the activities necessary to perform its obligations under this Agreement.

     B. Confidentiality. The parties shall hold in strictest confidence any information and material which is related to either Buyer's or Company's business or is designated by either Buyer or Company as proprietary and confidential, herein or otherwise. It is understood that this confidentiality clause does not include information which: (i) is now or hereafter in the public domain through no fault of the party being provided the confidential information; (ii) prior to disclosure hereunder, is property within the rightful possession of the party being provided the confidential information; (iii) subsequent to disclosure hereunder, is lawfully received from a third party with no restriction on further disclosure; or (iv) is obligated to be produced under order of a court of competent jurisdiction, unless made the subject of a confidentiality agreement or protective order in connection with such proceeding, which the parties in all cases will attempt to obtain. Buyer and Company hereby covenant that each shall not disclose such information to any third party without prior written authorization of the other. Company further covenants not to disclose or otherwise make known to any party nor to issue or release for publication any articles or advertising or publicity matter relating to this Agreement in which the name of Buyer or any of its affiliates is mentioned or used, directly or indirectly, unless prior written consent is granted by Buyer.

     C. Notices. All notices and other communications pertaining to this Agreement shall be in writing and shall be deemed duly to have been given if personally delivered to the other party or if sent by certified mail, return receipt requested, postage prepaid or by Federal Express, United Parcel or other nationally recognized overnight carrier. All notices or communications between Buyer and Company pertaining to this Agreement shall be addressed as follows:

If to Buyer:	N.A.T. Enterprise Main Street, Steer Town P.O. St. Ann, Jamaica

If to Company:	Degaro Innovations Corp. Lot 107 Roaring River Steer Town P.O St. Ann, Jamaica

     E. Waiver. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall neither be considered a waiver nor deprive that party of any right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing and signed by the party to be charged therewith.

     F. Modifications. No revision or modification of this Agreement shall be effective unless in writing and executed by authorized representative of both parties.

     G. Assignment. The prior written approval of Buyer shall be required to allow a delegation or assignment of duty to perform any obligation owed to Buyer by Company, its agents, employees, contractors or affiliates.

     H. Severability. If any portion of this Agreement is held invalid, such invalidity shall not affect the validity of the remaining portions of the Agreement, and the parties will substitute for any such invalid portion hereof a provision which best approximates the effect and intent of the invalid provision.

     J. Headings. The paragraph titles of this Agreement are for conveniences only and shall not define or limit any of the provisions hereof.

     K. Entire Agreement. This Agreement, the documents referenced herein and all Exhibits hereto (Exhibits A through B) are intended as the complete and exclusive statement of the agreement between Buyer and Company with respect to the subject matter hereof, and supersede all prior agreements and negotiations related thereto.

     L. Binding Effect. The provisions hereof shall be binding upon and shall inure to the benefit of Buyer and Company, their respective successors, and permitted assigns.

     O. Survival. The representations and warranties contained in Paragraphs 14, 15 and 17 shall survive termination of this Agreement.

     P. Counterparts. Provided that all parties hereto execute a copy of this Agreement, this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Executed copies of this Agreement may be delivered by facsimile transmission or other comparable means. This Agreement shall be deemed fully executed and entered into on the date of execution by the last signatory required hereby.

     S. Parts. For a one-year period from the date hereof, Company agrees to make available and sell to Buyer such parts as to maintain the Equipment in good working order and to offer a maintenance program.

     T. Specification Conflicts. In the event of any ambiguity or conflict among the provisions of this Agreement and Exhibits hereto, requests for proposals issued by the Buyer relating to the purchase of the Equipment, Purchase Orders issued by the Buyer, the Company's proposals, quotes or order acknowledgments, manufacturers' product specifications, and other documents relating to the Company's sale of the Equipment to the Buyer, the Company shall be required to comply with the most stringent requirement which provides the highest quality and greatest benefit to the Buyer, unless otherwise specifically directed by the Buyer in writing.

The terms and conditions of this Agreement are intended to govern the purchase and sale of the Equipment, and any conflicting terms and conditions, or additional terms and conditions, in any vendor prepared document shall not apply.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, Degaro Innovations Corp., and N.A.T. Enterprise have signed this agreement as of the day and year first written above, and the person executing this agreement on behalf of each party represents and warrants that this agreement has been authorized by all necessary parties, is validly executed by an authorized officer or agent, and is binding upon and enforceable against the company in accordance with its terms.

EXHIBIT A

Description of Equipment

QUANTITY	ITEM NO	DESCRIPTION	PRICE	TOTAL

3	750w	750W Solar System	$5,907 each	$17,721.00
1	2KW	2KW Solar System	$18,517 each	$18,517.50

750W System
system components
Items	Total capacity	Model	Power	Quantity (PCS)
Polycrystalline solar panels	720WP	PS180-24P	180W	4
Lead-acid battery	400AH/24V	GP200	200AH/12V	4
Inverter	750W	PCN751024D	750W/24V	1
Brackets and cables				1 set

Certificates	CE&RHOS
Quality Assurance	Solar panels:5 years; Battery: 1year,Inverter:1 year

2KW System
system components
Items	Total capacity	Model	Power	Quantity (PCS)
PollycrystallineSolar panels	2160WP	PS180-24P	180W	12
Storage battery	1500AH/24V	GP1500	1500AH/2V	12
Controller	100A/24V	PC10024	2400W/24V	1
Inverter	2KW	PN50220C	2KW/220V	1
Brackets and cables

Certificates	CE&RHOS
Quality Assurance	Solar panels:5 years; Battery: 1years,Controller and inverter:1 years

In Exhibit A attached hereto, the terms in main body of the Agreement will control.

EXHIBIT B

Installation Guide Components

Basic Principles to Follow When Designing a Quality PV System

1. Select a packaged system that meets the owner's needs. Customer criteria for a system may include reduction in monthly electricity bill, environmental benefits, desire for backup power, initial budget constraints, etc. Size and orient the PV array to provide the expected electrical power and energy.
2. Ensure the roof area or other installation site is capable of handling the desired system size.
3. Specify sunlight and weather resistant materials for all outdoor equipment.
4. Locate the array to minimize shading from foliage, vent pipes, and adjacent structures.
5. Design the system in compliance with all applicable building and electrical codes.
6. Design the system with a minimum of electrical losses due to wiring, fuses, switches, and inverters.
7. Properly house and manage the battery system, should batteries be required.
8. Ensure the design meets local utility interconnection requirements.

Basic Steps to Follow When Installing a PV System

1. Ensure the roof area or other installation site is capable of handling the desired system size.
2. If roof mounted, verify that the roof is capable of handling additional weight of PV system. Augment roof structure as necessary.
3. Properly seal any roof penetrations with roofing industry approved sealing methods.
4. Install equipment according to manufacturer’s specifications, using installation requirements and procedures from the manufacturers' specifications.
5. Properly ground the system parts to reduce the threat of shock hazards and induced surges.
6. Check for proper PV system operation by following the checkout procedures on the PV System Installation Checklist.
7. Ensure the design meets local utility interconnection requirements
8. Have final inspections completed by the Authority Having Jurisdiction (AHJ) and the utility (if required).